MOELIS & COMPANY LLC
(SEC I.D. No. 8-67705)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza,
34th Floor
New York, NY, 10112-0015
USA

www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Moelis & Company LLC

We have audited the accompanying statement of financial condition of Moelis & Company LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Moelis & Company LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2017

Member of
Deloitte Touche Tohmatsu Limited

Moelis & Company LLC
Statement of Financial Condition
As of December 31, 2016
(dollars in thousands)

Assets

Cash and cash equivalents	$	148,188
Accounts receivable (net of allowance for doubtful accounts of $375)		16,009
Accrued revenue		3,201
Due from affiliates		79
Investments at fair value (cost basis $32,958)		32,995
Equipment and leasehold improvements		435
Other assets		145
Total assets	$	201,052

Liabilities and member's capital

Due to affiliates	$	104,884
Deferred revenue		2,929
Accounts payable and accrued expenses		1,347
Total liabilities		109,160
Member's capital		91,892
Total liabilities and member's capital	$	201,052

See notes to financial statements.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2016
(dollars in thousands)

1. **ORGANIZATION AND NATURE OF BUSINESS**

Moelis & Company LLC (the "Company") is a Delaware limited liability company providing financial advisory and capital raising services to a broad client base including corporations, institutions and governments. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and is a wholly-owned subsidiary of Moelis & Company Group LP ("Group LP"). Group LP is controlled by Moelis & Company.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation – The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2016, the Company had $20,000 invested in U.S. treasury bills and $124,394 invested in a government securities money market fund. Additionally, the Company had cash of $3,794 maintained in bank accounts, some balances exceeding the FDIC coverage limit of $250.

Fair Value of Financial Assets and Liabilities – The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include cash and cash equivalents, receivables, investments and certain other assets and liabilities. The carrying value of certain instruments has been determined to approximate fair value since they are short-term in nature.

Investments – Investments are reflected on the Statement of Financial Condition at fair value. The fair values assigned to the Company's investments are based upon available market information and may not represent the amount which is ultimately realized.

Accounts Receivable, Accrued Revenue and Allowance for Doubtful Accounts – The accounts receivable balance shown in the Statement of Financial Condition is presented net of allowance for doubtful accounts based on the Company's assessment of the collectability of customer accounts. Accrued revenue is recorded for revenue earned, but not billed.

The Company maintains an allowance for doubtful accounts that, in management's opinion, provides for an adequate reserve to cover any losses that may be incurred upon collection. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Company.

Equipment and Leasehold Improvements – Equipment consists primarily of office equipment, computer equipment, and furniture and fixtures and is stated at cost less accumulated depreciation, which is determined using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are stated at cost less accumulated amortization, which is determined using

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2016
(dollars in thousands)

the straight-line method over the lesser of the term of the lease or the estimated useful lives of the assets.

Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation or amortization are removed from the Statement of Financial Condition.

Revenue and Expense Recognition – The Company recognizes revenues from providing advisory services for corporate finance transactions when earned. Upfront fees are recognized over the estimated period that the related services are performed. Transaction-related fees are recognized when all services for a transaction have been provided, specified conditions have been met and the transaction closes. Deferred revenue is recorded for fees received that have not yet been earned. Underwriting revenue is recognized when the offering of an underwriting transaction is deemed.

Interest and Dividend Income – Interest and dividend revenue comprises primarily of interest and dividend income earned on principal investments held by the Company and receivables from the Company's placement fees from its private funds advisory business.

Equity-based Compensation – The Company recognizes the cost of employee services received in exchange for an equity instrument award. The cost is based on its grant-date fair value amortized over the service period required by the award's vesting terms.

Income Taxes – No provision for income taxes have been made in the accompanying Statement of Financial Condition. The Company is a single member LLC and a disregarded entity for U.S. tax purposes. Group LP, as the Company's sole member, is responsible for reporting the Company's income or losses to the extent required by federal, state, and local income tax laws and regulations, resulting from its ownership interest in the Company. Certain state and local tax authorities levy taxes on the Company's parent based on its income.

Tax years from 2013 through 2015 are subject to examination by U.S. federal, state and local tax authorities. The Company has no open examinations as of December 31, 2016. The Company is organized as a limited liability company, which reports its income and expenses on an accrual basis. Certain state and local tax authorities levy taxes on the Company's parent based on its income.

Use of Estimates The preparation of the Statement of Financial Condition and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary.

In preparing the Statement of Financial Condition, management makes estimates and assumptions regarding:

- The adequacy of the allowance for doubtful accounts;
- Measurement of equity-based compensation; and

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2016
(dollars in thousands)

- Other matters that affect the reported amounts and disclosures of contingencies in the financial condition.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 requires a company to recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for services provided. The amendment requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, "Deferral of the Effective Date", which provides amendments that defer the effective date of ASU 2014-09 by one year. The amendments in this update are effective either retrospectively to each prior reporting period presented, or as a cumulative-effect adjustment as of the date of adoption, during interim and annual periods beginning after December 15, 2017, with early adoption permitted beginning after December 15, 2016. We continue to evaluate the available adoption methods. Additionally, the adoption of ASU 2014-09 is expected to affect the timing of revenue recognition and the presentation of reimbursable expenses billed to clients in our statements of operations. We cannot currently estimate the impact of adopting ASU 2014-09, as we have not completed our evaluation of the pronouncement..

In January 2016, the FASB issued ASU No. 2016-01, "Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). ASU 2016-01 enhances the reporting model for financial instruments by addressing certain aspects of the recognition, measurement, presentation and disclosure of financial instruments. Key provisions require equity investments (except those accounted for under the equity method of accounting) to be measured at fair value with changes in fair value recognized in net income. In addition, the exit price notion must be used when measuring the fair value of financial instruments for disclosure purposes. ASU 2016-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2017. The Company is currently assessing the impact the adoption of ASU 2016-01 will have on its Statement of Financial Condition.

In February 2016, the FASB issued ASU No. 2016-02, "Leases" ("ASU 2016-02"). ASU 2016-02 increases the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments will retain lease classifications, distinguishing finance leases from operating leases, using criteria that is substantially similar for distinguishing capital leases from operating leases in previous guidance. Lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact the adoption of ASU 2016-02 will have on its Statement of Financial Condition.

March 2016, the FASB issued ASU No. 2016-09, "Compensation—Stock Compensation" ("ASU 2016-09"). ASU 2016-09 simplifies the accounting for share-based payment awards to employees. The amendments in the update affect several aspects of Topic 718, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. Upon initial

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2016
(dollars in thousands)

evaluation, the adoption of ASU 2016-09 will have the following change to the Company's Statement of Financial Condition. Forfeitures may be accounted for as they occur instead of being estimated.

4. INVESTMENTS

The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring investments at fair value.

Market price observability is impacted by a number of factors, including the type of investments, the characteristics specific to the investments, and the state of the marketplace (including the existence and transparency of transactions between market participants). Investments with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical investments that the Company has the ability to access as of the reporting date. The type of investments which would generally be included in Level 1 include listed equity securities and listed derivatives. The Company, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level 2 – Pricing inputs are observable for the investments, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Fair value is determined through the use of models or other valuation methodologies. The estimated fair values of government securities money markets and U.S. Treasury Bills classified in Level 2 as of December 31, 2016, 2016 are based on quoted prices for recent trading activity in identical or similar instruments.

Level 3 – Pricing inputs are unobservable for the investments and include situations where there is little, if any, market activity for the investments. The inputs into the determination of fair value require significant judgment or estimation by the Company's management. The types of investments which would generally be included in this category include debt and equity securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table summarizes the levels in the above fair value hierarchy into which the Company's investments fall as of December 31, 2016:

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2016
(dollars in thousands)

	Total	Level 1	Level 2	Level 3
Included in cash and cash equivalents				
Government securities money market	$ 124,394	$ -	$ 124,394	$ -
US Treasury Bills	20,000		20,000	-
Investments				
US Treasury Bills	32,995		32,995	-
Total financial assets	$ 177,389	$ -	$ 177,389	$ -

At the end of the reporting period, the Company reviews its U.S. Treasury Bills held to determine whether the securities are of the most recent issuance of that security with the same maturity. If a U.S. Treasury Bill was acquired from the most recent issuance it is classified as Level 1, otherwise it is classified as Level 2.

There were no transfers between Level 1, Level 2 or Level 3 during the year ended December 31, 2016.

5. **EQUIPMENT AND LEASEHOLD IMPROVEMENTS**

Equipment and leasehold improvements at December 31, 2016, consist of the following:

	Useful lives	Amount
Office equipment	3 Years	$ 408
Leasehold improvements	5 Years	158
Total		566
Less accumulated depreciation and amortization		(131)
Equipment and leasehold improvements		$ 435

6. **MEMBER'S CAPITAL**

The Company received non-cash capital contributions of $60,704 from Group LP for the year ended December 31, 2016 in connection with equity-based compensation. Group LP allocates the applicable vesting service expenses of Moelis & Company equity awards for employees to the Company. As the Company is not required to reimburse Group LP for this equity-based compensation expense allocation, the contribution is recognized as an increase to member's capital in the accompanying Statement of Financial Condition.

For the year ended December 31, 2016, the Company distributed capital of $211,499 to Group LP.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2016
(dollars in thousands)

7. RELATED-PARTY TRANSACTIONS

As of January 1, 2015, the Company entered into a service agreement ("Agreement"), with Group LP, under which Group LP provides services to the Company relating to office and facilities, clerical and ministerial services, travel and entertainment, recruiting, office equipment and supplies, human resources, compensation, organizational and start-up services. As consideration for such services, Group LP charges the Company agreed-upon service fees, which have been determined based upon the parties' estimate of the value of the goods and services provided. Such fees are subject to periodic adjustment based on good faith negotiation between the parties, taking into consideration the relative costs and benefits of the services. The parties to the Agreement agree that the Company has no obligation to any third party for the services that Group LP provides. Group LP is solely responsible for any amounts owed relating to costs incurred by it in providing services to the Company.

As of December 31, 2016, due from affiliates reflects $2 owed by Moelis & Company Asia Limited and $77 owed by Moelis & Company India Private Limited in connection with shared services. Due to affiliates reflects $102,517 owed to Group LP, $87 owed to Moelis Australia Holdings, $509 owed to Moelis & Company Assessoria Financeira Ltda and $1,771 owed to Moelis & Company UK LLP in connection with shared services and service agreement allocations.

8. COMMITMENTS AND CONTINGENCIES

Leases – The Company maintains operating leases with expiration dates that extend through 2020.

The future minimum rental payments required under the operating leases in place at December 31, 2016 are as follows:

Fiscal Year Ended	Amount
2017	$ 226
2018	233
2019	240
2020	205
	$ 904

Contractual Arrangements – In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. In addition, under the terms of the Limited Liability Company Agreement, the Company has agreed to indemnify its officers, directors, employees, agents or any person who serves on behalf of the Company from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Company, provided they acted in good-faith. Based on experience, the Company's management expects the risk of loss related to these indemnifications to be remote.

Legal – In the ordinary course of business, from time to time the Company and its affiliates are involved in judicial or regulatory proceedings, arbitration or mediation concerning matters arising in connection with the conduct of its businesses, including contractual and employment matters. In

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2016
(dollars in thousands)

addition, government agencies and self -regulatory organizations conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, compliance, accounting and operational matters, that can result in censure, fine, the issuance of cease and desist orders or the suspension or expulsion of a broker dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company.

9. REGULATORY REQUIREMENTS

Under the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) Alternative Standard under Section (a)(1)(ii), the minimum net capital requirement is $250. At December 31, 2016, the Company had net capital of $76,871, which was $76,621 in excess of its required net capital.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and accordingly is exempt under Section (k)(2)(ii) of SEC Rule 15c3-3.

10. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events through the date of issuance of the requiring recognition or disclosure in the Statement of Financial Condition other than as follows:

On January 4, 2017 the Company made distributions to Group LP in the amount of $40,000.